EXHIBIT 99.3
Rocky Mountain Energy Corp.
Differences between Generally Accepted Accounting Principles in Canada and the United States of America
For the year ended January 31, 2004 and the six month period ended July 31, 2004
The Company’s consolidated financial statements have been prepared in Canadian Dollars and in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in some respects from those in the United States of America (“U.S. GAAP”). Any differences in accounting principles as they pertain to the consolidated financial statements as at and for the year ended January 31, 2004 were insignificant except as described below:
(a)	Property, plant and equipment

Under Canadian GAAP, the Company performs an impairment test that limits the capitalized costs of its oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecasted prices plus the costs of unproved properties less impairment. The discount rate used is a risk free interest rate. Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities require the Company to perform an impairment test using after tax future net revenue from proved oil and natural gas reserves discounted at 10%. The prices and costs used under the U.S. GAAP ceiling test are those in effect at year-end. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in the year and subsequent years.

There were no ceiling test impairments recognized under U.S. GAAP at January 31, 2004

(b)	Loan Receivable

During 2000, an officer of the Company purchased 245,630 shares of the Company. The consideration for these shares was an non-interest bearing, unsecured loan receivable in the amount of $83,514 that is payable only when the shares have been sold to a third party. Under Canadian GAAP the loan is recorded as an asset on the balance sheet whereas for U.S. GAAP purposes the loan receivable must be treated as an contra to shareholders equity.

(c)	Asset Retirement Obligations (“ARO”)

Effective February 1, 2003, the Company retroactively adopted the Canadian standards for accounting for asset retirement obligations and prior periods were restated. These standards are equivalent to SFAS No. 143, Accounting for Asset Retirement Obligations, for fiscal periods beginning on or after January 1, 2003 except that the transitional provisions between Canadian and U.S. GAAP differ, as Canadian GAAP requires a restatement of comparative amounts whereas U.S. GAAP does not allow restatement.

The adoption of SFAS 143 effective February 1, 2003 resulted in a cumulative effect of change in accounting principle in the consolidated statement of earnings of a gain of $39,744 in the year ended January 31, 2004.

Had SFAS 143 been applied during all periods presented, the asset retirement obligation would have been reported as follows for U.S. GAAP:

February 1, 2002	$226,126
January 31, 2003	$377,618
In September 2004, the SEC issued SAB 106 concerning SFAS 143. The bulletin outlines the requirement to eliminate the impact of asset retirement from the estimated present value of net revenues prior to conducting the ceiling test calculation. The requirement is made necessary as a result of the adoption of SFAS 143 by the Company. The Company has complied with the requirement of SAB 106.

Rocky Mountain Energy Corp.
Differences between Generally Accepted Accounting Principles in Canada and the United States of America
For the year ended January 31, 2004 and the six month period ended July 31, 2004
(d)	Earnings

Under U.S. GAAP interest would be presented in the non-operating section of the statement of earnings.

(e)	Balance Sheets

	January 31, 2004
	CDN. GAAP	U.S. GAAP

Assets:
Current assets	$2,544,102	$2,544,102
Loan receivable — note (b)	83,514
Assets held for sale	300,000	300,000
Prepaid expenses and deposits	59,062	59,062
Property, plant and equipment	18,146,767	18,146,767

	$21,133,445	$21,049,931

Liabilities:
Current liabilities	$9,658,115	$9,658,115
Asset retirement obligation	679,764	679,764
Future income tax	2,365,359	2,365,359

	12,703,238	12,703,238

Shareholders’ equity
Share capital —	3,350,664	3,350,664
Contra — equity (note (b)		(83,514)
Stock compensation	112,674	112,674
Contributed surplus	74,188	74,188
Retained earnings	4,892,681	4,892,681

	8,430,207	8,346,693

	$21,133,445	$21,049,931

Rocky Mountain Energy Corp.
Differences between Generally Accepted Accounting Principles in Canada and the United States of America
For the year ended January 31, 2004 and the six month period ended July 31, 2004
(f)	Income Statements

For the year ended
As at January 31	January 31, 2004

Net earnings under Canadian GAAP	$2,797,211
United States to Canadian GAAP differences	—

Earnings before under noted items under U.S. GAAP	2,797,211
Cumulative effect of change in accounting principle-FAS 143 (note c)	39,743

Net earnings under U.S. GAAP	$2,836,954

Earnings per share before cumulative effect of accounting change
Basic	$0.41
Diluted	$0.38

Earnings per share relating to change in accounting principle:
Basic	$0.01
Diluted	—

Earnings per share under U.S. GAAP:
Basic	$0.42
Diluted	$0.38

For the 6 months period ended July 31, 2004 there are no Balance Sheet nor Income Statement differences between Canadian and U.S. GAAP

(g)	Unit-based compensation

There are no GAAP differences between the accounting standards and Canada and the United States related to unit-based compensation.

The Company accounts for unit-based compensation to employees under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. This standard is similar to the Canadian GAAP standard for employee options issued prior to 2003. As there have been no options issued to employees since November 2000 no GAAP difference exists related to employee stock options.

The Company accounts for stock options granted to non-employees using the fair value recognition provisions of FASB 123, “Accounting for Stock-Based Compensation”. Under the FASB 123 the company assigns the fair market value to options granted utilizing the Black-Scholes pricing model. This accounting standard is similar to the Canadian GAAP standard for non-employees.

(h)	Cash flows

Under Canadian GAAP, reporting entities are permitted to present a sub-total prior to changes in non-cash working capital within operating activities. This information is perceived to be useful information for various users of the financial statements and is commonly presented by Canadian public companies. Under U.S. GAAP, this sub-total is not permitted to be shown and would be removed in the statements of cash flows for all periods presented.

Rocky Mountain Energy Corp.
Differences between Generally Accepted Accounting Principles in Canada and the United States of America
For the year ended January 31, 2004 and the six month period ended July 31, 2004
Under U.S. GAAP any overdraft on an operating loan should be treated as a financing activity and excluded in the cash balance of the Company in both the balance sheet and statement of cash flow. In the Canadian GAAP consolidated statement of cash flow of the Company the overdraft was included in the cash (bank indebtedness) position and not included in cash flow from financing activities.

The consolidated statement of cash flow under U.S. GAAP for the year ended January 31, 2004 would report an ending cash position of $225,342 (for the six months ended July 31, 2004 — $166,170) and cash flow from (used) in financing activities would be reported as ($152,077) (for the six months ended July 31, 2004 — $1,652,699).